BROOKFIELD PROPERTY PARTNERS REPORTS SECOND QUARTER 2015 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

HAMILTON, BERMUDA, August 4, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended June 30, 2015.

Financial Results

	Three months ended June 30,		Six months ended June 30,
(US$ millions except per unit amounts)	2015	2014	2015	2014
Company FFO[1]	$198	193	379	350
Net income attributable to unitholders[1,2]	$1,026	892	1,859	1,264

Company FFO per unit[3]	$0.28	0.28	0.53	0.57
Net income attributable to unitholders per unit[3]	$1.44	1.31	2.61	2.04

1. Non-IFRS measure. See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” sections below in this news release for the definition and components.

2. Unitholders refers to holders of general partner units, limited partner units, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange LP.

3. Company FFO per unit and net income attributable to unitholders per unit are calculated based on 712.8 million units outstanding for the three and six months ended June 30, 2015 (681.1 million and 618.6 million units outstanding for the three and six months ended June 30, 2014, respectively). See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section below in this news release.

Brookfield Property Partners L.P. (the “Partnership” or “BPY”) reported net income attributable to unitholders for the quarter ended June 30, 2015 of $1.03 billion ($1.44 per unit) versus $892 million ($1.31 per unit) for the same period in 2014. The increase in the quarter was driven by strong leasing results and improved market conditions and, as a result, increases in the value of our assets. The current IFRS value increased to $30.19 per unit from $28.35 per unit at the end of 2014.

Company FFO was $198 million ($0.28 per unit) for the quarter ended June 30, 2015 compared with $193 million ($0.28 per unit) for the same period in 2014. The increase in Company FFO for the quarter was driven by acquisition activity over the previous 12 months, notably the remaining interest in Brookfield Office Properties Inc. (“BPO”) and our triple net lease platform, in addition to positive same-store growth in our office and retail portfolios. The increase was partly offset by the impact of foreign exchange rates and interest expense on assets which are not yet fully contributing to income.

“In the second quarter of 2015, we made meaningful progress on several of our strategic objectives for the year, notably execution on our asset sales initiatives, the mark-to-market of rents, and moving forward our significant pipeline of development projects,” said Ric Clark, chief executive officer of Brookfield Property Group. “Our operations across all of our real estate sectors are performing well and continue to trend in a positive direction.”

Mr. Clark also said: “The initial wave of leasing within our redevelopment portfolio has started to contribute to FFO. The leasing and delivery of future projects should drive FFO growth of between 15% and 20% per annum over the next two years.”

Office

•	For the quarter ended June 30, 2015, our office operations generated Company FFO of $170 million compared to $143 million in the same period in 2014. The increase in Company FFO for the quarter was mainly due to the increased ownership in BPO and Canary Wharf Group plc, partly offset by dispositions and the impact of foreign operations converted to U.S. dollars.

•	During the quarter, due to achievement of operating objectives and leasing, our office operations increased in value by $614 million, primarily driven by our operations in New York, London and Sydney.

•	Operationally, occupancy in our core office portfolio increased by 10 basis points from the prior quarter to 92.6% through 2.4 million square feet of leases executed at average net rents of $30.19, compared with average net rents of $22.17 expiring during the quarter.

•	Significant leases executed during the second quarter include:

o	A nine-year, 544,000-square-foot renewal with Public Works and Government Services Canada at Jean Edmonds Towers in Ottawa.

o	A five-year, 97,000-square-foot renewal with Latham & Watkins LLP at Gas Company Tower in Los Angeles.

o	A 10-year, 89,000-square-foot new lease with South32 at 108 St. George’s Terrace in Perth.

o	A 15-year, 73,000-square-foot new lease with the U.S. Attorney’s office at 1801 California in Denver.

o	Tenant commitments of 60,000 square feet at 2 London Wall Place and 40,000 square feet at Brookfield Place Perth Tower 2 development projects, increasing pre-let levels at those projects to 73% and 63%, respectively.

•	Significant transactions in our office segment included:

o	Finalized the sales of Metropolitan Park in Seattle, a 49% interest in 75 State Street in Boston and a 49% interest in a portfolio of eight of our Washington, DC properties generating proceeds to BPY of $650 million.

Retail

•	For the quarter ended June 30, 2015, our retail operations reported Company FFO of $119 million compared to $113 million in the comparable period in 2014. The increase in Company FFO for the quarter was largely due to the benefit of lower interest expense as a result of lower average debt levels.

•	Initial rent rates for executed leases commencing in 2015 and 2016 on a suite-to-suite basis increased by 10.4% to $61.09 per square foot when compared to the rental rate for expiring leases.

•	Occupancy finished the quarter at 94.8%.

•	Significant transactions in our retail segment included:

o	General Growth Properties, Inc. (“GGP”), acquired a 50% interest in the retail portion of the Crown Building at 730 Fifth Avenue in New York City for approximately $650 million at GGP share (approximately $190 million at BPY’s share).

o	GGP sold a 12.5% interest in the Ala Moana Center for net proceeds of $454 million (approximately $130 million at BPY’s share).

o	Rouse Properties, Inc. acquired Fig Garden Village, a 300,000-square-foot lifestyle center in Fresno, California for a total purchase price of approximately $106 million (approximately $36 million at BPY’s share).

Other Opportunistic Investments

•	For the quarter ended June 30, 2015, our other opportunistic investments posted Company FFO of $42 million compared with $23 million in the comparable period in 2014. The increase in Company FFO over the prior year was largely a result of the acquisitions of our triple net lease business in North America, a multifamily portfolio in New York City, and a hotel in Florida, all completed in the second half of 2014.

•	In our industrial operations, we executed 1.7 million square feet of leasing on operating assets during the quarter. Occupancy finished the quarter at 91.3%, up 130 basis points from the previous quarter.

•	Occupancy in our multifamily portfolio finished the quarter at 94.1%.

•	ADR and REVPAR increased year-over-year in all of our hotel properties to a blended average of $237 and $190, respectively.

•	Significant transactions in other opportunistic investements, executed with institutional partners include:

o	Agreement to acquire Associated Estates Corporation for $2.5 billion ($750 million at BPY’s share) including the assumption of debt, expanding our U.S. multifamily portfolio by 15,000 units located in 10 states.

o	Agreement to acquire Center Parcs UK for £2.45 billion (£735 million at BPY’s share), including the assumption of debt, adding to our hospitality portfolio. This transaction closed subsequent to quarter-end.

o	Agreement to acquire Hilton Portland and Executive Tower for $270 million ($75 million at BPY’s share).

o	The acquisition of four new triple net lease properties for $33 million ($10 million at BPY’s share).

o	The closing of the sale of three Virginia multifamily properties at a gross price of $464 million ($125 million at BPY’s share).

o	The closing of the sale of industrial assets in the U.S. and Europe for gross proceeds of approximately $79 million ($24 million at BPY’s share).

Company FFO and Net Income Attributable to Unitholders by Segment

(US$ Millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Company FFO by segment
Office	$170	$143	$340	$240
Retail	119	113	233	218
Opportunistic[1]	42	23	75	40
Corporate	(133)	(86)	(269)	(148)
Company FFO[2]	$198	$193	$379	$350

Net income attributable to unitholders by segment
Office	$1,096	$795	$1,917	$996
Retail	28	285	192	588
Opportunistic[1]	53	50	102	58
Corporate	(151)	(238)	(352)	(378)
Net income attributable to unitholders[2]	$1,026	$892	$1,859	$1,264

1. Opportunistic includes Industrial, Multifamily, Hotels and Triple Net Lease investments.

2. See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.265 per unit payable on September 30, 2015 to unitholders of record at the close of business on August 31, 2015. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

Renewal of Normal Course Issuer Bid

Brookfield Property Partners announced today that it intends to renew its normal course issuer bid.  It is expected that the normal course issuer bid will be for the twelve-month period commencing August 6, 2015 and ending August 5, 2016 and allow the Partnership to purchase on the Toronto Stock Exchange, the New York Stock Exchange and any alternative Canadian trading platform up to 13,142,359 limited partnership units, representing approximately 5% of its issued and outstanding limited partnership units.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on August 4, 2015 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in BPY’s live conference call reviewing 2015 second quarter results on Tuesday, August 4, 2015 at 11:00 a.m. eastern time. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 800-967-7138 or toll 719-457-2642, passcode: 2917635, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through September 3, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 2917635. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred shares in determining the average number of units outstanding as the holders of mandatorily convertible preferred shares do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred shares in the basic average number of units outstanding.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is one of the world’s largest commercial real estate companies with a goal of being the leading global owner, operator and investor in best-in-class commercial property assets. Brookfield’s diversified portfolio includes interests in over 130 premier office properties and over 150 best-in-class retail malls around the globe. The Company also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matt Cherry - Vice President, Investor Relations

Tel: 212-417-7488; Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley - Vice President, Communications

Tel: 212-417-7215; Email: melissa.coley@brookfield.com